(4) On March 8, 2004, Mr. Heinrichs entered into a forward sale agreement (the

"Forward Agreement") relating to up to 182,113 shares of common stock.  Mr.

Heinrichs' purpose in entering the Forward Agreement was to generate cash in order to exercise his employee stock options and to pay the resulting income taxes.  In connection with the Forward Agreement, between March 3, 2004 and

March 8, 2004, the counterparty sold shares of common stock into the public market in accordance with paragraphs (f) and (g) of Rule 144 under the

Securities Act of 1933, as amended, at an average price of $19.57 per share.

The Forward Agreement provides that three business days after March 8, 2006,

Mr. Heinrichs will deliver a number of shares of common stock (or, at the election of Mr. Heinrichs, the cash equivalent of such shares) based on the following:

(a) if the closing price of the common stock on March 8, 2006 (the "Final

Price") is less than $19.45 per share, Mr. Heinrichs will deliver 182,113 shares;

(b) if the Final Price is equal to or greater than $19.45 per share (the "Floor

Price") but less than or equal to $25.29 per share (the "Cap Price"), Mr.

Heinrichs will deliver a number of shares equal to the Floor Price/Final Price

x 182,113; and

(c) if the Final Price is greater than the Cap Price, Mr. Heinrichs will deliver a number of shares equal to (Floor Price + (Final Price - Cap Price)) / Final

Price X 182,113.

In consideration therefore, Mr. Heinrichs has received a price of $2,970,263.